IMPORTANT NOTICE TO CERTAIN
                        DIRECTORS AND EXECUTIVE OFFICERS
                            OF KONINKLIJKE AHOLD N.V.

                                December 9, 2003

     As you know, on June 24, 2003, Koninklijke Ahold N.V. ("Ahold") temporarily suspended the ability of persons eligible to participate in the Ahold USA, Inc. 401(k) Savings Plan Master Trust, the Stop & Shop Supermarket Company 401(k) Plan for Eligible Bargaining Unit Employees and the U.S. Foodservice 401(k) Retirement Savings Plan (collectively, the "Plans") to purchase any new or additional interests in the Plans (such persons, the "eligible persons"). The period during which this temporary suspension had been in place is referred to as the "blackout period." During the blackout period, you had been prohibited from purchasing, selling or otherwise acquiring or transferring any Ahold equity security, including American Depository Receipts ("ADRs"). Effective December 4, Ahold has decided to permanently end the ability of all eligible persons to purchase any new or additional interests in the Ahold ADR Fund in the Plans. This decision ends the blackout period.

     Ahold reached this decision in light of the significant administrative burdens and costs related to the administration and maintenance of the Ahold ADR Fund in comparison to the relatively small number of eligible persons who actually have elected to purchase interests in the Ahold ADR Fund in the Plans.

     As a result of the end of the blackout period, you may now purchase, sell or otherwise acquire or transfer Ahold equity securities, including ADRs, subject to trading restrictions that may be imposed upon you under applicable law, regulation or company policy.

     If you have any questions concerning this notice, you should contact Ward Kraemer, Director of Retirement Plans at Ahold USA, 14101 Newbrook Drive, Chantilly, Virginia 20151 (tel. 1-800-249-4015).